Exhibit 1.01

Conflict Minerals Report of Levi Strauss & Co. in Accordance with Rule 13p-1 under the
Securities and Exchange Act of 1934 for the Year Ended December 31, 2016
This report has been prepared by Levi Strauss & Co. (herein referred to as the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Please refer to the Rule, the 1934 Act Release No. 34-67716 and Form SD for definitions of terms used in this Report, unless otherwise defined herein.
We are one of the world’s largest brand-name apparel companies. Under our Levi’s®, Dockers®, Signature by Levi Strauss & Co.™ and Denizen® brands, we design, market and sell – directly or through third parties and licensees – products that include jeans, casual and dress pants, tops, shorts, skirts, jackets, footwear, and related accessories for men, women and children around the world. We conducted an analysis of our products, including those that are contracted to be manufactured, and found that small quantities of tin, tantalum, tungsten or gold (collectively, “3TG”) are found in certain apparel and accessories products that we manufacture or contract to be manufactured.
Due Diligence (Instructions 1.01(c)(1))
Overview: 3TG are necessary to the functionality of certain apparel and accessories products (described above in more detail) that the Company manufactures or contracts to be manufactured (“In-Scope Products”). For calendar year 2016, the Company completed due diligence that encompassed:

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a reasonable country of origin inquiry regarding 3TG in the In-Scope Products that was reasonably designed to determine whether any of the 3TG originated in the Democratic Republic of Congo or an adjoining country (“Covered Country”) or are from recycled or scrap sources; and

•	measures to exercise due diligence on the source and chain of custody of those 3TG.
We have established a management system to support supply chain due diligence related to 3TG. Our management system includes a team of subject matter experts from functions such as supplier management, finance, law, global corporate citizenship, and our international organization (collectively, the “Internal Team”). The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy.
Our due diligence measures conformed, in all material respects, to the due diligence framework described by the Organization for Economic Co-operation and Development (“OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (“OECD Guidance”) and the related Supplements for 3TG.
In accordance with the OECD Guidance, in 2013 we adopted a conflict minerals policy related to sourcing of products that contain 3TG (available on our website at http://www.levistrauss.com/sustainability/innovative-practices/suppliers-operations/). Additionally, in 2016 our due diligence exercise included: 1) review and assessment of risks in the supply chain; and 2) a strategy to continue identifying and responding to risks in the supply chain, including implementation of internal measures to strengthen company engagement with existing suppliers and ensuring as we engage with new suppliers that such new suppliers are required to not support or source such In-Scope Products from sources that support conflict in the Covered Countries.

Work with Suppliers: We do not have any direct relationships with 3TG smelters and refiners and as such do not source directly from any 3TG smelters and refiners.
Because of the complexity and size of our supply chain, we developed a risk-based approach that focused on our “major suppliers”, which fall into the following categories: independent contract manufacturers, sundry and finished goods suppliers and licensees. We also included suppliers that provide us with products that we believe may contain 3TG from the Covered Countries. We believe this was a reasonable approach because there is relatively little variation in our largest independent contract manufacturers, suppliers and licensees from year to year.

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Independent Contract Manufacturers: We source nearly all of our products through independent contract manufacturers. The remainder are sourced from our company-operated manufacturing and finishing plants. We use numerous independent contract manufacturers located throughout the world for the production and finishing of our products. Our company-operated manufacturing and finishing plants source any 3TG materials incorporated into our products from our sundry and finished goods suppliers.

•	Sundry and Finished Goods Suppliers: Additionally, we have relationships with a vast network of sundry and finished goods suppliers throughout the world.

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Licensees: The appeal of our brands across consumer groups and our global reach enables us to license our Levi’s® and Dockers® trademarks for a variety of product categories in multiple markets in the Americas, Europe and Asia Pacific regions, including footwear, belts, wallets and bags, outerwear, sweaters, dress shirts, kidswear, sleepwear and hosiery. In addition to product category licenses, we enter into regional license agreements with third parties to produce, market and distribute our products in several countries around the world, including various Latin American, Middle Eastern and Asia Pacific countries. We enter into licensing agreements with our licensees covering royalty payments, product design and manufacturing standards, marketing and sale of licensed products, and protection of our trademarks. We require our licensees to comply with our code of conduct for contract manufacturing.

Given the complexity of our supply chain, there are generally multiple tiers between the 3TG mines and ultimate upstream suppliers from which materials for our products derive. Consequently, we rely on our major suppliers to work with their upstream suppliers in order that they may provide us with accurate information about the origin of any 3TG materials included in the products that we contract for manufacture and purchase, as applicable. In 2016, we sourced products from contractors located in approximately 30 countries around the world. We sourced products in North and South Asia, South and Central America (including Mexico and the Caribbean), Europe and Africa.
We requested that all identified major suppliers provide information to us regarding 3TG and smelters using a template similar to that developed by the Electronic Industry Citizenship Coalition® (“EICC®”) and The Global e-Sustainability Initiative (“GeSI”), known as the EICC-GeSI Conflict Minerals Reporting Template. Alternatively, certain of our suppliers provided us information regarding use of 3TG using a Conflict Minerals Reporting Template (“CMRT”) developed by the EICC and GeSI Conflict Free Sourcing Initiative (“CFSI”). These Templates include questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the origin of 3TG used by those facilities.

After we identified our major suppliers from the categories described above, we surveyed each major supplier using the Templates to discover whether any smelters or refiners existed in the supply chains of each of our major suppliers respectively. Once each major supplier completed a Template we reviewed the responses against criteria developed by our Internal Team to determine which respondents required further engagement. This review entailed, among other actions: (a) analysis of steps taken by the supplier to identify 3TG in its own supply chain, (b) identification of incomplete responses from suppliers, as well as (c) examination to catch inconsistencies among the data reported by the surveyed suppliers. We followed-up and worked directly with each major supplier, as necessary, in an effort to secure revised or clarified responses.
Certain of our major suppliers provided us with letters or emails certifying that the supplier had (a) established a Conflict Minerals Policy and (b) conducted a reasonable country of origin inquiry of all of its relevant suppliers. The letters or emails continued that, based on the supplier’s inquiry, the supplier has no reason to believe that the 3TG that are necessary to the functionality or production of its products originated in a Covered Country or that such supplier reasonably believes that the 3TG contained in its products came from recycled or scrap sources.
During the survey process, we also encouraged our major suppliers to perform the same diligence as to smelters or refiners with which they contract within their own supply chains.
Following a reasonable country of origin inquiry and subsequent due diligence, the Company does not have information that is adequate to enable it to determine whether necessary 3TG derived from the Covered Countries or recycled or scrap sources. In these circumstances, an independent private sector audit is not required.
Product Description and Related Matters (Instructions 1.01(c)(2))
Description of In-Scope Products: The In-Scope Products are apparel and accessories products.
Facilities Used to Process Necessary Conflict Minerals in In-Scope Products: The vast majority of our major suppliers from which we requested information affirmatively indicated in their response that the 3TG minerals originated from conflict-free smelters and refiners. Notwithstanding executing a solid due diligence process and working closely with the suppliers to survey the supply chain (as described above), we were not able to identify with reasonable certainty the specific facilities used by our major suppliers to process the 3TG in the In-Scope Products.
Information About Country of Origin of Necessary Conflict Minerals Used in In-Scope Products: Notwithstanding executing a solid due diligence process and working closely with the suppliers to survey the supply chain (as described above) and because we were unable to identify with certainty the specific facilities used by our major suppliers to process the 3TG minerals in our In-Scope Products, we were not able to determine with reasonable certainty the countries of origin of the 3TG minerals used in the In-Scope Products.
Information About Efforts to Determine Mine or Location of Origin: The description of our due diligence exercise set forth above under the heading “Due Diligence” covers the Company’s due diligence efforts to determine the mine or location of origin with the greatest possible specificity.
The Company’s Form SD and this report will be publicly available at www.levistrauss.com/investors/sec-filings upon the filing of this report.

Steps To Be Taken to Mitigate Risk:
We intend to continue to take the following steps to improve the due diligence conducted to further mitigate the risk that the 3TG minerals in our In-Scope Products originate from conflict-affected areas which might finance or benefit armed groups in the Covered Countries:

•	Include a conflict minerals flow-down clause in new or renewed supplier, contract manufacturing and license agreements.

•	Engage with suppliers to obtain more current, accurate and complete information about our supply chain to ensure that any 3TG materials are not sourced from the Covered Countries.

•	Continue to drive a higher and more complete response rate from our suppliers for our 3TG supply chain due diligence efforts.

•	Engage with our suppliers to encourage further standardized reporting of the sources of 3TG minerals using industry-wide templates.

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Engage any suppliers if found to be providing us with products containing 3TG minerals from sources in the Covered Countries to establish an alternative source of 3TG or source such In-Scope Products from alternate suppliers which provide us with certifications that such products are not sourced from sources that support conflict in the Covered Countries.

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.

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